Exhibit 99.2

BYND CANNASOFT ENTERPRISES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2024

All dollar amounts are expressed in Canadian dollars unless otherwise indicated.

BACKGROUND

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited, consolidated financial statements and notes thereto of BYND Cannasoft Enterprises Inc. (“BYND Cannasoft” or the “Company”) for the three-month period ended March 31, 2024 (the “Financial Statements”). The information contained in this MD&A is current to May 15, 2024.

The Financial Statements have been prepared in compliance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. In accordance with IFRS, management is required to make assumptions that affect the reported amounts of assets, liabilities and expenses in addition to the disclosure of contingent liabilities at the date of the financial statements and reporting amounts. The Company bases its estimates on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances. However, actual results could differ materially from those estimates. See Note 2 to the Financial Statements for management’s analysis of the Company’s critical accounting estimates.

Additional information relating to the Company, including the Company’s Form 20-F Annual Report for the year ended December 31, 2023, is available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTORS

This MD&A contains certain statements that may constitute “forward-looking statements” within the meaning of Canadian securities laws. Forward-looking statements include but are not limited to, statements regarding future anticipated business developments and the timing thereof, regulatory compliance, sufficiency of working capital, business and financing plans, and the Company’s intended use of proceeds from the sale of its securities. Although the Company believes that such forward-looking statements are reasonable at the time they are made, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or which by their nature refer to future events. The Company cautions investors that forward-looking statements are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual results may differ materially from those expressed or implied in forward looking statements. Such factors, include, without limitation, the Company’s ability to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. Other factors that could affect actual results are uncertainties pertaining to government regulations, both domestic as well as foreign, and the changes within the capital markets. Further risks and uncertainties are disclosed under the section “Risk Management”.

GOING CONCERN

The Financial Statements have been prepared on a going concern basis, which contemplates the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to generate revenue to establish profitable operations and to obtain the necessary equity or debt financing to fund operations as required.

OUTLOOK

The Company’s primary focus for the foreseeable future will be: (i) the continuation of its current software business, and (ii) the development of the EZ-G device, a unique, patent-pending device that, combined with proprietary software, regulates the flow of low-concentration cannabidiol (“CBD”) oils into the soft tissues of the female sexual organs (the “EZ-G Device”).

DESCRIPTION OF BUSINESS

BYND Cannasoft Enterprises Inc. was amalgamated under the Business Corporations Act (British Columbia) on March 29, 2021.

Recent Developments

●	On March 22, 2024, the Company effected a 1-for-190 reverse stock split of its outstanding common shares (the “Common Shares”).

●	As of the close of trading on March 14, 2024, the Common Shares were voluntarily delisted from the Canadian Securities Exchange (“CSE”). The delisting from the CSE will not affect the Company’s listing on the NASDAQ Capital Market (the “NASDAQ”). The Common Shares will continue to trade on the NASDAQ under the symbol “BCAN”.

●	On March 14, 2024, the Company announced the closing of a firm commitment underwritten U.S. public offering with gross proceeds to the Company of approximately US$7,000,000, before deducting underwriting discounts and other estimated expenses payable by the Company. The base offering consisted of (a) 16,166,667 common shares (or 85,088 common shares post reverse split), (b) 100,500,000 pre-funded warrants (or 528,947 post reverse split), (c) 16,166,667 (or 85,088 post reverse split) A warrants to purchase one common share (the “A Warrants”), and (d) 32,333,334 (or 170,176 post reverse split) B warrants to purchase one common share (the “B Warrants”). All pre-funded warrants were exercised. To date, 6,940,384 A Warrants have been exercised on a cashless basis and 33,800 B Warrants have been exercised at an exercise price of US$1.3643 per common share. As described on the Prospectus, the Company intends to use the net proceeds from this offering primarily for product design and manufacturing of the EZ-G Device, sales and marketing campaigns, patent prosecution ,working capital and development of additional products based on the Company’s technology and identification and acquisition of Cannabis companies with a focus on the CBD sector as an alternative to building growing cannabis farms.

●	On December 21, 2023, the Company closed a registered direct public offering of 2,884,616 units (15,182 units post reverse split) at a price of US$0.52 per unit, each consisting of one Common Share and one Common Share purchase warrant entitling the holder thereof to purchase one Common Share at an exercise price of US$0.52. The Company raised gross proceeds of $1,996,650 under this offering, before deducting underwriting discounts and other estimated expenses paid by the Company in the amount of $319,464, for net proceeds of $1,677,186.

●	On November 16, 2023, the Company’s wholly owned subsidiary, BYND - Beyond Solutions Ltd., submitted to the Israel Innovation Authority a research and development plan based on a planned budget of US$1.5 million (for a grant of up to US$0.75 million) to develop CRM software combined with AI for use by the medical cannabis industry (File number 82745 – Application number 01125047). On December 24, 2023, the Israel Innovation Authority notified the Company that its submission had been rejected due to prioritization of their grants to companies that are more in need.

●	On September 26, 2023, the Company announced that it had signed a non-binding memorandum of understanding with Foria, a plant-based sexual wellness company, outlining plans to form a strategic alliance to collaborate on opportunities available in the fast growing female wellness industry. The alliance plans to integrate Foria’s knowledge and experience in the sexual wellness space, along with the brand’s beloved organic botanical and CBD-based products, with the Company’s patent pending EZ-G Device, which utilizes artificial intelligence (AI) to help address women’s health issues. Foria’s team plans to develop oil capsules designed for use in the EZ-G Device, which leverage proprietary software to regulate the flow of low concentrations of CBD oils, hemp seed oils, and other natural oils into the soft tissues of the female reproductive system. The device is expected to provide users with a personalized experience that meets various needs related to sexual pleasure and potentially address a wide variety of women’s health issues.

●	On July 19, 2023. the Company issued 1,733,334 Common Shares (9,123 Common Shares post reverse split) at a price of US$1.50 per Common Share following the closing of an underwritten public offering with gross proceeds to the Company of $3,424,201, before deducting underwriting discounts and other estimated expenses paid by the Company in the amount of $405,636, for net proceeds of $3,018,565.

●	On February 5, 2023, the Company’s wholly owned subsidiary, Cannasoft Pharma Holdings Ltd., received a contactless business license. This license allows us to engage in the cannabis industry for the purpose of trading and brokering transactions in Israel, importing from abroad, and purchasing and selling cannabis without touching the substance. The contactless license was valid for one year and expired on February 5, 2024. A decision as to whether to re-apply for a license has not yet been made and will depend upon the Foria supplier agreement with the Company and the general stage of the medical cannabis market in Israel.

●

On September 22, 2022, the Company completed its acquisition of Zigi Carmel Initiatives and Investments Ltd. (“Zigi Carmel”) in consideration for the issuance to Carmel Zigdon of 7,920,000 Common Shares (41,684 Common Shares post reverse split) and US $100,000 to cover Zigi Carmel’s legal expenses. As part of the closing of the acquisition, Mr. Carmel Zigdon was appointed as a director of the Company.

The consideration paid for this acquisition was based on a valuation done by BDO Israel and was calculated based on two previously filed patent applications, the first of which was filed in July 2021.

EZ-G Device Business

Zigi Carmel is the registered owner the EZ-G Device. According to research1 conducted across the globe, treatment with low-concentration CBD oils can relieve candida, dryness, scars, and many other female health issues. Numerous studies2 have shown CBD interacts with the endocannabinoid system, a master regulatory system with receptors all around the body. By activating these receptors, CBD can have health benefits that help make sex more approachable and pleasurable by reducing stress, enhancing one’s mood, promoting body comfort, and treating vaginal issues.

1.This statement is based on the following articles:

www.ncbi.nlm.nih.gov/pmc/articles/PMC7924206/

www.ncbi.nlm.nih.gov/pmc/articles/PMC8380785/

www.ncbi.nlm.nih.gov/pmc/articles/PMC4851925/

www.supmedi.com/en/blogs/cbd-oil-and-scars/.

2 This statement is based on the following articles:

https://www.healthline.com/health/cbd-sex-effectiveness

https://www.mindbodygreen.com/articles/hemp-oil-for-sex

https://www.ncbi.nlm.nih.gov/pmc/articles/PMC7924206/

The Company continues to pursue patent application approvals, including the filing of 11 national phase applications in different countries and jurisdictions including Europe, Japan, China and the US. The Company filed “Medical Adult Toy” and “Smart Adult Toy” national phase patent applications in January 2024. We estimate the cost to pursue patent application approvals in all 11 jurisdictions to be $100,000. The patent approval process follows these steps: filing of an application, examination, publication and approval or rejection of the patent application. The timeline for the patent process from filing to approval varies depending on the jurisdiction (Europe 3-5 years, US and Japan 2-3 years, China up to 2 years). The Company’s ‘Go to Market’ strategic plan is based on combined Business to Business (“B2B”) and Business to Consumer (“B2C”) sales.

As of the date of this MD&A, the Company has:

1.	completed the design of the following modules: ergonomic, configuration, concept, industrial design and design for manufacturing;

2.	in the hardware space, developed the mainboard of the device, side board, sensors for humidity, heat and heartbeat;

3.	in the engineering space, performed proof of concept and industrial design inputs;

4.	in the firmware space, developed software design details, system test and configurations;

5.	in the user experience/user interface (“UX/UI”) space, developed the software and application screens, including the application design and characterization;

6.	filed various Patent Cooperation Treaty (“PCT”) applications covering mechanical, system logic, and design aspects of the EZ-G Device; and

7.	filed national patent applications in 11 countries, including the USA and countries in the EU.

The Company also developed the following enhancements for the product:

●	Unique Pump Design - Efficient Resource Monitoring: The EZ-G Device features a miniature pump design with liquid flow capabilities precisely tailored to meet the system’s requirements.

●	Suction Mechanism - Navigating Legal Constraints: In response to legal restrictions and guidance from the patent office, we have developed a unique vacuum mechanism for the device with a peristaltic pump based on an expired 1911 patent.

●	Moisture Detection Sensor - Triple Sensor Synergy: Integrating three sensors—motion, liquid amount, and friction detection—was essential for the development of the moisture detection sensor. Their combination allows us to identify friction in relation to the amount of liquid around the product and enhances its functionality.

●	Pelvic Floor Games- Training for Well-Being: Most women face pelvic floor weakness at some point in their life, causing pain and decrease in libido. We identified existing devices (not combined with vibrators) designed for training and strengthening these muscles, offering a potential solution to enhance users’ quality of life. Creating unique training programs makes strengthening these muscles enjoyable, encouraging users to persist. Additionally, the programs provide feedback on internal muscles, offering a personalized way to track their progress.

●	Vaginal Pulse Sensor - Innovative Experience Measurement: We recognized that pulse measurement is a valuable way to assess user experience. It also allows us to confirm the fact that the vibrator is inserted into the body. We developed a pulse sensor specifically designed for the vagina - an innovation not previously explored. To validate its effectiveness, we built an experimental model and conducted successful testing with an experimenter. This experiment confirmed the sensor’s suitability for measuring pulse within the vaginal environment, contributing to the product’s ability to gather more information and to assess the user’s experience.

●	Smart Delivery System Potential: The smart delivery system, initially developed here for intimate use, has the potential to extend into other product fields. We identified possibilities in diverse sectors such as cosmetics and sport therapy devices. These areas will require additional research, but we anticipate substantial opportunities for innovation and marketing in these domains.

●	Sphere Development - Elevating UX/UI Experience: Recognizing the smart nature of both the EZ-G Device and its accompanying application in development, that in the future will feature machine learning and AI capabilities, we prioritized creating a high-end UX/UI communication experience. The innovative sphere feature serves as a futuristic element, providing infrastructure preparation for artificial intelligence and machine learning, modules for implementation in the device (similar to interfaces like SIRI).

It is anticipated that the Company will produce the first full functional prototype of the EZ-G Device in the end of the second quarter of 2024 pending delays due to the war, at a remaining cost of about $250,000. The Company plans to go to market in the third quarter of 2024 and start selling the device worldwide based on patents that have been filed in different countries.

In order to go to market, the Company needs to test the protype and commence manufacturing of the EZ-G Device. As the initial version of the product will be therapeutical, no regulatory approvals are required; provided that the CBD products used in the device contain a tetrahydrocannabinol (THC) content of lower than 0.03%, the regulations expert engaged by the Company has advised that there is no need to obtain U.S. Food and Drug Administration (FDA) approval.

As of March 31, 2024, and since the completion of the Zigi Carmel acquisition, the Company has invested $1,130,703 in the development of the EZ-G Device, as described above, and $171,291 in patent applications. The Company expects that the investments to be made in the next four months will be increased as the Company gets closer to completion of the final product and launching it in the market.

Patent Applications – Provisional and PCT

Country	Subject	App. No.	Filed	Publication No.	Pub. Date	Status/Next action
Patent Cooperation Treaty	SMART ADULT TOY	PCT/IL2023/050016	05/01/2023	WO2023131950	13/07/2023	National Phase due 16.7.2024 Will be filed in Australia Canada China European Patent Office India Israel Japan New Zealand Expiration 20 years from the PCT filing date 1.1.2043

Patent Cooperation Treaty	MEDICAL ADULT TOY	PCT/IL2022/050783	20/07/2022	WO 2023/002485	26/01/2023	National Phase entered Expiration 20 years from the PCT filing date 20/07/2042

United States of America	FEMALE TREATMENT DEVICE	63/562,761	08/03/2024			Application filed: Deadline to file regular applications 8.3.2025

United States of America	MALE TREATMENT DEVICE	63/639,118	26/04/2024			Application filed: Deadline to file regular applications 26.4.2025

Medical Adult Toy national patent applications:

Country	App. No.	Our Ref.	Filed	Publication No.	Pub. Date	Next Renewal	Status/Next action
United States of America	63/223,822	2813834	20/07/2021				Term Ended

Patent Cooperation Treaty	PCT/IL2022/050783	2864079	20/07/2022	WO 2023/002485	26/01/2023		National Phase entered

China	202280050173.7	2994640	20/07/2022				Examination in progress;Office Action due : Jun 23, 2024

Australia	2022314317	2994627	20/07/2022			20/07/2026	Deadline for requesting examination: Jul 20, 2027

Canada	3,221,838	2994630	20/07/2022			20/07/2025	Deadline for requesting examination: Jul 20, 2026

European Patent Office	22845568.9	2994654	20/07/2022	4373454	29/05/2024	[20/07/2042]	Awaiting first Office Action

India	202317083896	2994660	20/07/2022			[20/07/2042]	Awaiting first Office Action

Israel	309183	2994674	20/07/2022			[20/07/2042]	Awaiting first Office Action

Japan	2023-576213	2994680	20/07/2022			[20/07/2042]	Deadline for requesting examination: Jul 20, 2025

Country	App. No.	Our Ref.	Filed	Publication No.	Pub. Date	[Expiry Date]	Status/Next action
New Zealand	806417	2994690	20/07/2022			[20/07/2042]	Deadline for requesting examination: Jul 20, 2027

Republic of Korea	10-2023-7045274	2994700	20/07/2022	10-2024-0035412	15/03/2024	[20/07/2042]	Deadline for requesting examination: Jul 20, 2025

Singapore	11202309414Q	2994714	20/07/2022			[20/07/2042]	Deadline for requesting examination: Jul 20, 2024

United States of America	18/567,766	2994728	20/07/2022			[20/07/2042]	Examination in progress; Office Action due: Jul 23, 2024

CRM Software Business

The Company’s wholly owned subsidiary–BYND - Beyond Solutions Ltd. (“BYND Israel”), a corporation incorporated under the laws of the State of Israel, develops and markets customer relationship management (CRM) software products that enable small and medium sized enterprises (SMEs) to optimize day to day functions, such as sales management, workforce management, contact center operations and asset management. BYND Israel currently offers a proprietary CRM software product known as “Benefit CRM” (our “Benefit CRM Software”) to its customers. Over the last 3 years, BYND Israel has been developing the next generation of its Benefit CRM Software (our “New CRM Platform”), which is cloud based and includes many new features and enhancements.

CRM Cannabis Software Business

BYND Israel has also developed a new, CRM software platform, designed specifically to serve the unique needs of the medical cannabis sector (our “New Cannabis CRM Platform”).

The development of the New Cannabis CRM Platform was initiated with clear objectives aligned with our organizational priorities, as follows:

●	Enhance operational efficiency and streamline processes within the cannabis cultivation domain.
●	Ensure regulatory compliance and mitigate risks inherent in the industry.
●	Improve data-driven decision-making and optimize resource allocation to maximize yield and profitability.

The functionalities of the New Cannabis CRM Platform include:

●	Real-time monitoring of environmental conditions.
●	Automated control of irrigation and nutrient delivery systems.
●	Tracking of inventory levels and batch traceability.

●	Generation of customizable reports and analytics powered by BI tools.
●	Integration of AI algorithms for predictive analytics and optimization.
●	Intuitive user interface design for enhanced usability.
●	Seamless integration with IoT sensors and CRM systems.

As of the date of this MD&A, the development of the New Cannabis CRM Platform has been completed and we are working to locate potential paying customers for the software in Israel. There is no more investment needed in this CRM Cannabis Software other than an investment in a marketing and sales team is estimated at $150,000. Due to significant negative changes in the medical cannabis market around the world, and particularly in Israel we have doubt regarding the ability to generate revenues from this platform.

Medical Cannabis Business

On October 1, 2020, BYND Israel executed a share purchase agreement with the shareholders of B.Y.B.Y. Investments and Promotions Ltd. (“BYBY”), a corporation incorporated under the laws of the State of Israel. Pursuant to the agreement, BYND Israel would acquire a 74% ownership interest in BYBY from its shareholders, while the remaining 26% is held by Dalia Bzizinsky, in exchange for 54.58% ownership interest in BYND Israel (“BYBY Acquisition”). BYBY currently has rights, pursuant to an agreement with Dalia Bzizinsky, to an authorization to establish a proliferation farm of the cannabis plant and an authorization for establishing a cultivation farm of the cannabis plant (the “Initial Authorizations”). Both of the Initial Authorizations were issued by the Medical Cannabis Unit at the Ministry of Health of the State of Israel on October 12, 2020 for a term of one year but have been renewed with a current expiry date of November 29, 2024.

The Israeli cannabis market has experienced a very significant upheaval in recent years, and most of the negative impact was done to the growing farms considering the opening of cannabis import channels to Israel. As a result, there has been significant consolidation in the growing field and many growing farms and processing plants have closed, including the oldest growers and producers in Israel. At the same time, the retail prices of medical cannabis in Israel have also dropped significantly, all this leads to economic unfeasibility for building a growing farm and investing enormous resources in its ongoing maintenance. Moreover, the ongoing state of war has severely affected the entire agricultural sector in Israel, especially in areas close to the border with Gaza, such as Moshav Kochav Michael, where the company planned to build the farms, it is currently unknown how long this situation will continue and what the long-term damage and implications will be for the sector.

BYND Israel’s original goal was to leverage its medical cannabis business to assist in the development of its New Cannabis CRM Platform by using data generated by the operation of the Company’s planned cannabis growing facility, including data relating to the growing, harvesting and selling of medical cannabis. However, the Company’s board of directors took the decision to suspend activities related to construction of the cannabis growing facility. This decision was taken in light of management’s observation of significant negative changes in the medical cannabis market around the world, and particularly in Israel, that have taken place since the time the Company was established, in addition to the lack of funds for the required budget for the construction of the facility, and in light of the ongoing war involving the State of Israel and the proximity of the area designated for cultivation to the border with Gaza.

The Company’s board of directors intends to reconsider the suspension in July 2024. If the decision is made to proceed with the construction of the cannabis growing facility, the required permits necessary to begin the construction will need to be obtained once the Initial Authorizations have been formally transferred from Dalia Bzizinsky to BYBY. This transfer must be approved by the Israeli Ministry of Health Medical Cannabis Unit which will occur following approval of the Ministry of Agriculture to a change in land designation. BYBY estimates it will cost approximately $100,000 to complete the permitting process, which costs would be funded from general working capital.

Currently, the Company is actively searching for opportunities outside of Israel in the CBD and medical cannabis space for collaborations or acquisitions.

The above section is supported by the following articles:

https://www.jpost.com/business-and-innovation/all-news/article-726866

https://m.calcalist.co.il/Article.aspx?guid=ryksx0089t

https://www.homee.co.il/%D7%AA%D7%A2%D7%A1%D7%95%D7%A7%D7%94-

%D7%95%D7%99%D7%96%D7%9E%D7%95%D7%AA/%D7%A9%D7%95%D7%A7-

%D7%91%D7%A7%D7%A0%D7%90%D7%91%D7%99%D7%A1-

%D7%91%D7%99%D7%A9%D7%A8%D7%90%D7%9C

https://mobile.mako.co.il/cannabis-news/Article-e59ce91a9558881026.htm

https://www.globes.co.il/news/article.aspx?did=1001457048

https://www.globes.co.il/news/article.aspx?did=1001445389

https://m.calcalist.co.il/Article.aspx?guid=syetmqbf2

https://www.xn—4dbcyzi5a.com/5-%D7%A1%D7%99%D7%91%D7%95%D7%AA-

%D7%9E%D7%93%D7%95%D7%A2-%D7%97%D7%91%D7%A8%D7%95%D7%AA-

%D7%94%D7%A7%D7%A0%D7%90%D7%91%D7%99%D7%A1-

%D7%91%D7%99%D7%A9%D7%A8%D7%90%D7%9C-%D7%9C%D7%90-

%D7%9E%D7%A6%D7%9C/

https://www.xn—4dbcyzi5a.com/%D7%90%D7%97%D7%A8%D7%99-

%D7%A9%D7%94%D7%A4%D7%A1%D7%99%D7%93%D7%94-

%D7%9E%D7%90%D7%95%D7%AA

-%D7%9E%D7%99%D7%9C%D7%99%D7%95%D7%A0%D7%99-

%D7%A9%D7%A7%D7%9C%D7%99%D7%9D-

%D7%97%D7%91%D7%A8%D7%AA-imc/

https://www.קנאביס.com/אחרי-14-שנים-בתחום-בול-פארמה-הודיעה-על-חד/

Female Technology (FemTech) - New Business

As part of the Company’s new strategy, and following the development of the EZ-G Device, aimed at the technology field of the female wellness world, the Company intends to work to further pursue business opportunities in the world of FemTech, which is estimated at tens of billions of dollars a year3.

To this end, the Company intends to focus in the coming years on the development of additional products for the female wellness world, both at the level of technology and at the level of materials, some of which we expect will be CBD-based.

3This statement is based on the following articles:

https://en.wikipedia.org/wiki/Femtech

https://finance.yahoo.com/news/global-femtech-market-size-estimated-

152000742.html?guccounter=1&guce_referrer=aHR0cHM6Ly93d3cuZ29vZ2xlLmNvbS8&guce

_referrer_sig=AQAAADxu1hPZubc8wPMpkhk3CuMheA6quYhXQcUbsUG0MZH0gz1TGIKs

Osyex9GtqEWHcy430Cf9lyBhKNOgnHW8YW-eTbo3xQ5bqlhdr4YsFWf2pHC5xd14

-RfauhVe4yQfGU1kqNEkA1jcOSO4JEpJj_H3eE0QBxNn6lOZAQyF5XmV

SELECTED FINANCIAL INFORMATION

The following table sets forth selected financial information of the Company for the three-month period ended March 31, 2024 and 2023 and for the year ended December 31, 2023. The selected financial information set out below has been derived from the Company’s consolidated unaudited interim financial statements and accompanying notes and its consolidated audited financial statements and accompanying notes, for the corresponding periods. The selected financial information set out below may not be indicative of the Company’s future performance.

Item	Three Month Period Ended March 31, 2024 (CAD$)		Three Month Period Ended March 31, 2023 (CAD$)	Year Ended December 31, 2023 (CAD$)
Revenues	308,968		420,635	1,078,861
Loss for the year	(30,617,317	)*	(740,433)	(18,495,121	)**
Loss Per Share – basic and diluted	(67.59)		(3.71)	(0.48)
Total Assets	42,936,744		48,916,130	36,801,368
Non-Current Liabilities	37,508,424		158,157	1,088,106
Total Liabilities	38,383,107		355,928	1,975,143
Working Capital	8,591,925		2,219,456	2,441,703
Shareholders’ Equity	4,553,637		48,560,202	34,826,225
Number of Common Shares Outstanding at period end (Post reverse split)	3,245,069		199,435	223,964

* Includes change in fair value of derivative warrants liabilities in the amount of $28,977,934.

**Includes impairments of intangible assets and asset under construction in the amount of $13,142,481.

The Company presently does not pay and does not anticipate paying any dividends on its Common Shares, as all available funds will be used to develop the Company’s business for the foreseeable future. See “Results of Operations and Overall Performance” below for a discussion of factors which have contributed to period-to-period variations.

From 2021 to 2023, the Company maintained steady levels of revenues from its CRM business.

During the fiscal year ended December 31, 2023, the Company continued to invest in the cannabis CRM software, in the total amount of $366,325.

On September 22, 2022, the Company completed its acquisition of Zigi Carmel which resulted in an increase to the Company’s intangible assets of $42,961,382.

The Financial Statements have been prepared in accordance with IFRS. The MD&A should be read in conjunction with the Financial Statements.

The Financial Statements are presented in Canadian dollars. The functional currency of the Company is the New Israeli Shekel (“NIS”). NIS represents the main economic environment in which the Company operates.

RESULTS OF OPERATIONS AND OVERALL PERFORMANCE

A.	OVERALL PERFORMANCE

●	Revenues during the period were $308,968 as compared to $420,635 for the same period in 2023. This decrease is mainly a result of decreased revenues from software licenses in the amount of $165,381 partially offset by increased revenues from software development in the amount of $54,604.

●	For the three-month period ended March 31, 2024, the Company’s gross margin was 21%, as compared to 75% for the same period in 2023.

●	As at March 31, 2024, the Company had a cash balance of $9,172,068 (December 31, 2023: $3,113,934).

●	The Company experienced negative cash flows from operating activities during the three-month period ended March 31, 2024 in the amount of $1,479,807, primarily due to its net loss of $30,617,317, partially offset by a $28,977,934 change in fair value of derivative warrants liabilities. Cash outlays included general business and administrative expenses, consulting fees, business and product development, and professional fees.

●	The Company decided to record an impairment loss for the year ended December 31, 2023, in the amount of $13,142,481 which includes full impairment of our investment in the planned cannabis growing facility and the intangible assets that are our Initial Authorizations and our New Cannabis CRM Platform as well as partial impairment of our EZ-G Device patent applications.

B.	OPERATING RESULTS

For the three-month period ended March 31, 2024 the Company recorded a net loss of $30,617,317, compared to a net loss of $740,433 in the same period in 2023, and had a cash balance as at December 31, 2024 of $9,172,068 (December 31, 2023 - $3,113,934).

The following provides an overview of the Company’s financial results for the three-month period ended March 31, 2024 and 2023:

Revenue

The Company has derived its revenue from the sources as summarized in the following:

	March 31, 2024	March 31, 2023
Software development	$245,306	$190,702
Software license	37,806	203,187
Software supports	12,639	14,109
Cloud hosting	10,755	11,010
Others	2,462	1,627
	$308,968	$420,635

●	Revenues during the period were $308,968 as compared to $420,635 for the same period in 2023. This decrease is mainly a result of decreased revenues from software licenses in the amount of $165,381 partially offset by increased revenues from software development in the amount of $54,604.

●	Approximately 66% of our sales during the period and 91% of our sales for the same period in 2023 were to our largest customer and as a result, we are highly dependent on this customer to continue our operating activities.

●	Development of the Company’s New CRM Platform is now complete and we began to generate revenues from it in 2023.

●	Development of the Company’ New Cannabis CRM Platform is now complete and is currently being tested at the Weizmann Institute of Science, however, we do not expect to generate revenues from the platform in the foreseeable future.

●	The Company’s proposed development of a medical cannabis facility is on hold and we do not expect to generate revenues from the sale of cannabis or cannabis infused products from the cannabis facility in the near future; however there is a possibility we will generate revenues from the sale of cannabis using our contactless business license if we choose to re-apply for it in the third quarter of 2024.

Cost of Revenue

●	Cost of revenues for the period amounted to $243,018 as compared to $103,692 for the same period in 2023. This increase is mainly a result of a $103,944 increase in salaries and benefits and a $35,823 increase in subcontractors’ expenses.

●	For the three-month period ended March 31, 2024, the Company’s gross margin was 21%, as compared to 75% for the same period in 2023.

General and Administrative Expenses, Depreciation, Consulting and Marketing, Share-based compensation, Research and Development and Professional Fees

●	For the three-month period ended March 31, 2024, general and administrative expenses decreased to $254,471 from $282,839 for the same period in 2023. The decrease was mainly due to a $21,800 decrease in D&O insurance.

●	Professional fees decreased to $632,078 from $676,867 for the same period in 2023, mainly due to a decrease in fees in the area of financial advisory, M&A and corporate finance.

●	Consulting and marketing expenses increased to $22,884 from $Nil for the same period in 2023 due to investment in branding of the EZ-G device.

●	Depreciation and amortization expenses decreased to $2,227 from $3,032 for the same period in 2023.

●	Share-based compensation expenses increased to $363,437 from $2,566 for the same period in 2023 due to higher amounts of stock options and RSUs granted to officers and directors of the Company as well as consultants of the Company.

●	Research and development expenses increased to $441,401 from $Nil for the same period in 2023 due to development of the EZ-G Device.

Other Income (Loss) items

●	Foreign exchange gain was $5,095 compared to a loss of $53,778 for the same period in 2023.

●	Finance income (expenses) were $13,743 income compared with $5,381 expenses for the same period in 2023, mainly due interest income from term deposits.

●	Change in fair value of derivative warrants liabilities were $28,977,934 compared to $Nil for the same period in 2023 due to issuance of warrants on December 2023 and March 2024.

C. SUMMARY OF QUARTERLY RESULTS

Three months ended	Revenues	Net Loss	Loss Per Share – basic and diluted
March 31, 2024	308,968	(30,617,317)*	(67.59)
December 31, 2023	205,121	(15,167,579)**	(0.39)
September 30, 2023	202,058	(1,439,785)	(0.04)
June 30, 2023	251,047	(1,147,324)	(0.03)
March 31, 2023	420,635	(740,433)	(0.02)
December 31, 2022	232,186	(700,222)	(0.01)
September 30, 2022	227,954	(325,793)	(0.01)
June 30, 2022	207,653	(473,386)	(0.02)

*Includes change in fair value of derivative warrants liabilities in the amount of $28,977,934.

**Includes impairments of intangible assets and asset under construction in the amount of $13,142,481.

For the last eight quarters, the Company has maintained steady levels of revenues from its CRM business with a pattern of higher revenues in the first quarter of each fiscal year due to higher software licenses paid at that time.

Losses increased starting in the second quarter of 2022 primarily due to higher general and administrative expenses as well as increasing professional fees incurred due to the Company’s NASDAQ listing. These expenses are mainly for investor relations and public relations expenses as well as digital marketing, professional fees for financial advisory, M&A and corporate finance, legal fees and accounting fees.

Loss for the fourth quarter of 2023 was significantly higher due to an impairment loss of $13,142,481, which includes full impairment of our investment in the planned cannabis growing facility and the intangible assets in our Initial Authorizations and our New Cannabis CRM Platform as well as partial impairment of our EZ-G Device patent applications.

Loss for the first quarter of 2024 was significantly higher due to a change in fair value of derivative warrants liabilities in the amount of $28,977,934.

The Financial Statements have been prepared in accordance with IFRS. The MD&A should be read in conjunction with the Financial Statements.

The financial statements are presented in Canadian dollars. The functional currency of the Company is the NIS. NIS represents the main economic environment in which the Company operates.

D.	LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2023, the Company had a cash balance of $9,172,068 (December 31, 2023: $3,113,934).

Item	Three Month Period Ended March 31, 2024 (CAD$)	Three Month Period Ended March 31, 2023 (CAD$)
Cash used in operating activities	(1,479,807)	(609,557)
Cash used in investing activities	-	(108,294)
Cash provided by (used in) financing activities	7,438,925	(11,709)
Net increase (decrease) in cash	5,959,118	(729,560)

●	The Company experienced negative cash flows from operating activities during the three-month period ended March 31, 2024 in the amount of $1,479,807, primarily due to its net loss of $30,617,317, partially offset by a $28,977,934 change in fair value of derivative warrants liabilities. Cash outlays included general business and administrative expenses, consulting fees, business and product development, and professional fees.

●	The Company believes that it will be able to generate sufficient cash flows to maintain its current capacity.

●	On January 13, 2022, the Company completed a non-brokered private placement financing wherein it raised $122,950 through the issuance of 40,983 Common Shares (216 Common Shares post reverse split) at a price of $3.00 per share.

●	On May 3, 2022, 150,000 stock options (790 stock options post reverse split) were exercised into Common Shares for total proceeds of $123,000.

●	On September 20, 2022, 140,000 stock options (737 stock options post reverse split) were exercised into Common Shares for total proceeds of $114,800.

●	On October 5, 2022, the Company completed a non-brokered private placement financing wherein it raised $616,570 through the issuance of 142,395 Common Shares (749 Common Shares post reverse split) at a price of $4.33 per share.

●	On July 19, 2023, the Company issued 1,733,334 Common Shares (9,123 Common Shares post reverse split) at a price of US$1.50 per share following the closing of an underwritten U.S. public offering with gross proceeds to the Company of $3,424,201, before deducting underwriting discounts and other estimated expenses paid by the Company in the amount of $405,636, for net proceeds of $3,018,565.

●

On December 21, 2023, the Company issued 2,884,616 Common Shares (15,182 Common Shares post reverse split) at a price of US$0.52 per share following the closing of a registered direct public offering with gross proceeds to the Company of $1,996,650, before deducting underwriting discounts and other estimated expenses paid by the Company in the amount of $319,464, for net proceeds of $1,677,186.

The offering was for the sale of 2,884,616 units (15,182 units post reverse split), each consisting of one Common Share and one warrant to purchase one Common Share at an exercise price of US$0.52.

The Company has financial liabilities with the following maturities as at March 31, 2024:

Contractual cash flows
	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	5 year and over	Total
Trade payables	$362,670	$-	$-	$-	$-	$362,670
Long term loan and unpaid interest	47,509	26,834	-	-	-	74,343
	$410,179	$26,834	$-	$-	$-	$437,013

On March 14, 2024, the Company announced the closing of a firm commitment underwritten U.S. public offering with gross proceeds to the Company of approximately US$7,000,000, before deducting underwriting discounts and other estimated expenses payable by the Company. The base offering consisted of 116,666,667 units (614,109 units post reverse split), each consisting of one Common Share and three Common Share purchase warrants, at a price to the public of US$0.06 per unit. The Company intends to use the net proceeds from this offering primarily for product design and manufacturing of the EZ-G Device, sales and marketing campaigns, patent prosecution and working capital.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on its financial performance, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources that is material to investors.

OUTSTANDING SHARE CAPITAL

Common Shares

Issued & Outstanding as at March 31, 2024	3,245,069
Issued on April 5, 2024 (RSUs)	95
Issued on April 8, 2024 (RSUs)	1,180,000
Issued on April 9, 2024 (RSUs)	100,000
Issued following exercise of Series A Warrants	4,533,482
Issued following exercise of Series B Warrants	33,800
Total Issued & Outstanding as at May 15, 2024	9,092,446

Convertible Securities	Exercise Price	Expiry Date
Stock Options	$155.8	March 29, 2026	789
Stock Options	US$135.9	January 16, 2029	3,421
RSUs	-		2,860
December 2023 Warrants	US$1.36	December 21, 2028	1,099,466
Series A Warrants	US$1.36	September 14, 2026	125,235
Series B Warrants	US$1.36	March 14, 2029	20,027,770
Fully Diluted Share Capital			30,351,987

TRANSACTIONS WITH RELATED PARTIES

During the three-month period ended March 31, 2024, the Company paid management, consulting and director fees in the aggregate amount of $407,704 to its President (Mr. Maram), CEO (Mr. Ben Yaackov), CFO (Mr. Kabazo), CTO (Mr. Tal) and two directors (Mr. Wolkin and Mrs. Szabo). During the same period in 2023 the Company paid $166,748 to its President (Mr. Maram), CEO (Mr. Ben Yaackov), CFO (Mr. Kabazo), CTO (Mr. Tal) and two directors (Mr. Wolkin and Mrs. Szabo).

As at March 31, 2024, $873 was owed from a shareholder of the Company (Miss Dalia Bzizinsky) (December 31, 2023– $843).

As at March 31, 2024, $364,843 was owed to directors of the Company for management, consulting and director fees (Mr. Ben Yaackov, Mr. Kabazo, Mr. Wolkin, Mr. Tal and Mrs. Szabo) (December 31, 2023– $450,048).

On January 10, 2024, the Company granted 2,158 RSUs to five directors of the Company (Mr. Kabazo, Mr. Wolkin, Mr. Shirazi, Mr. Ben Yaackov and Mrs. Szabo), the RSUs will vest over 4 months.

On April 8, 2024, the Company granted RSUs to the following Directors:

Mr. Ben Yaackov – 200,000 RSUs

Mr. Kabazo – 200,000 RSUs

Mr. Wolkin – 150,000 RSUs

Mr. Shirazi – 15,000 RSUs

Mr. Tal – 190,000 RSUs

Mrs Szabo – 100,000 RSUs

Miss Bzizinsky – 15,000 RSUs

Mr. Maram – 20,000 RSUs

Mr. Zigdon – 190,000 RSUs

On January 10, 2024, the Company cancelled 565,000 stock options (2,974 stock options post reverse split) that were previously granted to 4 directors (Mr. Wolkin, Mr. Kabazo, Mr. Shirazi and Mrs. Szabo) of the Company.

All the above transactions were measured at fair value. Compensation to officers and directors of the Company is determined by the Company’s governance, nominating and compensation committee and is effective until the next compensation meeting, usually on April of each year.

PROPOSED TRANSACTIONS

As of the date of this MD&A, neither the Company’s board of directors nor its senior management have decided to proceed with any proposed asset or business acquisition or disposition.

CHANGES IN OR ADOPTION OF ACCOUNTING POLICIES

Accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

FINANCIAL INSTRUMENTS

The Company’s financial instruments include cash, amounts receivable, accounts payable, and accrued liabilities. The estimated fair value of these financial instruments approximates their carrying values because of the short term to maturity of these instruments.

As at March 31, 2024 the Company had $9,466,608 in current assets and $874,683 in current liabilities resulting in a working capital of $8,591,925.

RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of risks. The Company’s directors approve and monitor the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s exposure to credit risk is the carrying value of cash and amounts receivable.

For amounts due from customers, the Company performs ongoing credit evaluations of its customers, and monitors the receivable balance and the payments made in order to determine if an allowance for estimated credit losses is required. When determining the allowance for estimated credit losses the Company will consider historical experience with the customer, current market and industry conditions and any specific collection issues.

Interest Rate Risk

Interest Rate risk is the risk that the fair value of a financial instrument will fluctuate because of changes in market interest rates. Loans payable include variable interest rates; however, the Company does not believe it is exposed to material interest rate risk.

Foreign Exchange Rate Risk

The Company is exposed to foreign exchange rate risks as the Company has a surplus of financial assets over financial liabilities denominated in USD as of March 31, 2024, consisting of cash in the sum of $9,015,009. As of March 31, 2024, a 5% depreciation or appreciation of the U.S. dollar against the NIS would have resulted in an approximate $450,750 decrease or increase, respectively, in total pre-tax profit.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The total amount of the Company’s financial liabilities according to the contractual conditions in non-capitalized amounts (including interest payments) as at March 31, 2024 for the next 5 years and over is $437,013. To secure the additional capital necessary to pursue its plans, the Company may have to raise additional funds through equity or debt financing.

Limited Financial Resources Risk

The Company’s board of directors has currently suspended plans to develop its planned cannabis growing facility. The Company has limited financial resources and operating revenues and its ability to move forward with plans to develop the cannabis growing facility, if the Company’s board of directors takes such decision, are dependent upon management’s success in raising additional capital. Failure to obtain additional financing could result in the further delay or indefinite postponement of the development of its planned cannabis growing facility and the Company would likely be unable to carry out its stated business objectives involving the cannabis facility.

While the Company has been successful until now in obtaining financing from the capital markets, there can be no assurance that the capital markets will remain favorable in the future, and/or that the Company will be able to raise the financing needed to pursue its business objectives on favorable terms, or at all. Restrictions on the Company’s ability to finance could have a materially adverse outcome on the Company and its securities, and its ability to continue as a going concern.

Market Risk

The Company’s common shares trade on the NASDAQ and the trading value thereof is determined by the evaluations, perceptions and sentiments of both individual investors and the investment community taken as a whole. Such evaluations, perceptions and sentiments are subject to change, both in short-term time horizons and longer-term time horizons. An adverse change in investor evaluations, perceptions and sentiments could have a material adverse outcome on the Company and its securities.

Business Risks relating to our CRM Business and Cannabis Software

The Company is exposed to various risks relating to its CRM software business, as follows:

●	Defects or disruptions in our cloud-based New CRM Platform and New Cannabis CRM Platform services could diminish demand for our services and subject us to substantial liability.

●	Interruptions or delays in service from our third-party data center hosting facilities could impair the delivery of our service and harm our business.

●	If we experience significant fluctuations in our rate of anticipated growth and fail to balance our expenses with our revenue forecasts, our results could be harmed.

●	We may in the future be sued by third parties for alleged infringement of their proprietary rights.

●	We will rely on third-party computer hardware and software that may be difficult to replace or which could cause errors or failures of our service.

●	The market for our technology delivery model and enterprise cloud computing application services is immature and volatile, and if it develops more slowly than we expect, our business could be harmed.

●	We are currently dependent on one of our clients for the majority of current revenues and any changes to that relationship could have a significant impact on future revenues.

●	In the past two years, there has been a significant change in the field of global medical cannabis, particularly in the State of Israel. Burdensome regulation, blocking of exports and approval of imports has caused a significant drop in prices and aggressive consolidation in the growers’ market to the point of closing most of the growing farms in Israel, as a result, we expect difficulty in marketing cannabis software and a decrease in expected revenues from this field.

Business Risks relating to our proposed Cannabis Business

The Company has suspended its activity regarding the construction of a medical cannabis farm. See “Medical Cannabis Business”. If the Company decides to renew this project, the following risk factors will have to be taken under consideration:

●	The Company does not yet have sufficient financial resources to complete construction of the medical cannabis facility and there is no guarantee that we will be able to raise the necessary capital, either through debt or equity financing, or in either case, on favorable terms.

●	Our cannabis facility business will be dependent on our obtaining certain licences and certain GSP and GAP good practice certifications, which if not maintained in good standing, may prevent us from being able to carry on or expand our operations.

●	We will face risks inherent in an agricultural business, and an inability to grow crops successfully will interrupt our business activities.

●	We will be relying on one key production facility, and disruption of operations at this facility could significantly interfere with our ability to continue our product testing, development and production activities.

●	We will rely on key components of our production and distribution process, such as energy and third-party producers and distributors, and a disruption in the availability of those key components, or in increase in their cost, could adversely impact our business.

●	Manufacturing difficulties, disruptions or delays could limit supply of our products and limit our product sales. Producing cannabis products is difficult, complex and highly regulated.

●	We are subject to environmental, health and safety regulations and risks, which may subject us to liability under environmental laws.

●	We are dependent on the success of our quality control systems, which may fail and cause a disruption of our business and operations.

●	The success of our branded cannabis products business will depend on the success of the cannabis product candidates we develop. To date, we have not developed any cannabis products, and we do not expect to generate revenue from any cannabis products that we develop in the near future.

●	Unfavorable publicity or unfavorable consumer perception of us or cannabis generally may constrain our sales and revenue.

Business Risks relating to our EZ-G Device

●	We have never generated any revenue from product sales and this part of our business may never be profitable.

●	Our EZ-G device may contain errors or defects, which could result in damage to our reputation, lost revenues, diverted development resources and increased service costs, warranty claims and litigation.

●	The complex nature of the EZ-G device increases the likelihood that our products will contain defects.

●	Our EZ-G device contains potentially controlled substances, the use of which may generate public controversy.

●	We require large financial investments to complete product development and market introduction, including marketing and sales budgets.

General Business Risks

●	We face the risk of exposure to product liability claims, regulatory action and litigation if our products cause loss or injury.

●	We may not be able to obtain insurance coverage for all of the risks we face, exposing us to potential uninsured liabilities.

●	If any of the products that we produce or intend to produce are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall.

Conditions in Israel, including the recent attack by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them, may adversely affect our operations and limit our ability to manage and market our products, which would lead to a decrease in revenues.

Because most of our operations are conducted in Israel and most of the members of our board of directors, management, as well as a majority of our employees and consultants, including employees of our service providers, are located in Israel, our business and operations are directly affected by economic, political, geopolitical and military conditions affecting Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries and other hostile non-state actors. These conflicts have involved missile strikes, hostile infiltrations and terrorism against civilian targets in various parts of Israel, which have negatively affected business conditions in Israel.

On October 7, 2023, Hamas militants and members of other terrorist organizations infiltrated Israel’s southern border from the Gaza Strip and conducted a series of terror attacks on civilian and military targets. Thereafter, these terrorists launched extensive rocket attacks on Israeli population and industrial centers located along the Israeli border with the Gaza Strip. As of the date of this MD&A, such attacks collectively resulted in over 1,200 deaths and over 2,600 injured people, in addition to the kidnapping of 134 civilians, including women and children. Shortly following the attack, Israel’s security cabinet declared war against Hamas.

The intensity and duration of Israel’s current war against Hamas is difficult to predict, and as are such war’s economic implications on the Company’s business and operations and on Israel’s economy in general. On October 9, 2023, the Central Bank of Israel announced its intent to sell up to $30 billion USD in order to protect the New Israeli Shekel (“NIS”) from collapse, however despite the foregoing announcement the NIS weakened to approximately 3.92 NIS for one US dollar as of the same day. In addition, on October 9, 2023, the Tel Aviv-35 stock index of blue-chip companies dropped by 6.4% whereas the benchmark TA-125 index fell by 6.2%. These events may imply wider macroeconomic indications of a deterioration of Israel’s economic standing, which may have a material adverse effect on the Company and its ability to effectively conduct is business, operations and affairs.

It is possible that other terrorist organizations will join the hostilities as well, including Hezbollah in Lebanon, and Palestinian military organizations in the West Bank. Our facilities are not only within the range of rockets from the Gaza Strip, but also within the range of rockets that can be fired from Lebanon, Syria or elsewhere in the Middle East. In the event that our facilities are damaged as a result of hostile action or hostilities otherwise disrupt the ongoing operation of our facilities, our ability to deliver products to customers in a timely manner to meet our contractual obligations with customers and vendors could be materially and adversely affected.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

As a result of the Israeli security cabinet’s decision to declare war against Hamas, several hundred thousand Israeli reservists were drafted to perform immediate military service. Certain of our employees and consultants in Israel, in addition to employees of our service providers located in Israel, have been called for service in the current war with Hamas as of the date of this MD&A, and such persons may be absent for an extended period of time. As a result, our operations may be disrupted by such absences, which may materially and adversely affect our business and results of our operations. Additionally, the absence of employees of our Israeli suppliers and contract manufacturers due to their military service in the current war or future wars or other armed conflicts may disrupt their operations, in which event our ability to deliver products to customers may be materially and adversely affected.

In addition, popular uprisings in various countries in the Middle East and North Africa have affected the political stability of those countries. Such instability may lead to a deterioration in the political and trade relationships that exist between the State of Israel and these countries. Moreover, some countries around the world restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. These restrictions may limit materially our ability to obtain raw materials from these countries or sell our products to companies and customers in these countries. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods. Such efforts, particularly if they become more widespread, may materially and adversely impact our ability to sell our products outside of Israel.

Prior to the Hamas attack in October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. In response to such initiative, many individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or transact business in Israel as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in security markets, and other changes in macroeconomic conditions. The risk of such negative developments has increased in light of the recent Hamas attacks and the war against Hamas declared by Israel. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

The company wishes to clarify that as of October 2023, due to the continuing war status that broke out in the Gaza Strip and the difficult security situation in northern Israel, the timetables of the Company’s various projects have been significantly delayed, due to reserve recruitment of employees, consultants and key employees of service providers, various shutdowns in the Israeli economy, a significant delay in shipments from Israel abroad and from abroad to Israel, the cessation of activity of various government institutions for many months. It was also decided to suspend the construction of the planned medical cannabis farm due, in part, to the proximity of the area designated for cultivation to the Gaza Strip.

The company does not know how long the delays will occur and whether it will be possible to return to full regular activity, and therefore, there has been a delay in the timetables for the development and production of the EZ-G Device and it is not possible to estimate the exact time when it will be possible to return to full activity.

The Company cautiously assesses that if there is no further deterioration in security, it will be possible to return to full operations and launch the product in the third quarter of 2024.

In light of all of the above, there will be a significant delay in generating cash flow and income from the Company’s operations in 2024.

OTHER MATTERS

Legal Proceedings

There are no ongoing legal proceedings of any kind initiated by the Company or by third parties against the Company.

Contingent Liabilities

At the date of this MD&A, management was unaware of any outstanding contingent liability relating to the Company’s activities.

Disclosure Controls and Procedures

The Company’s directors and officers are responsible for designing internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with IFRS. The design of the Company’s internal control over financial reporting was assessed as of the date of this MD&A.

Based on this assessment, it was determined that certain weaknesses existed in internal controls over financial reporting. As indicative of many small companies, the lack of segregation of duties and effective risk assessment were identified as areas where weaknesses existed. The existence of these weaknesses is to be compensated for by senior management monitoring, which exists. The officers will continue to monitor very closely all financial activities of the Company and increase the level of supervision in key areas. It is important to note that this issue would also require the Company to hire additional staff in order to provide greater segregation of duties. Since the increased costs of such hiring could threaten the Company’s financial viability, management has chosen to disclose the potential risk in its filings and proceed with increased staffing only when the budgets and work load will enable the action.

The Company has attempted to mitigate these weaknesses, through a combination of extensive and detailed review by the Company’s directors and officers, of the financial reports, the integrity and reputation of accounting personnel, and candid discussion of those risks.

DISCLAIMER

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company. The users of this information, including but not limited to investors and prospective investors, should read it in conjunction with all other disclosure documents provided by the Company from time to time.

No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.

APPROVAL

The Company’s board of directors oversees management’s responsibility for financial reporting and internal control systems through the Company’s audit committee. This committee meets periodically with management and annually with the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the board of directors and submitted to the shareholders of the Company. The Board of Directors of the Company has approved the Financial Statements and the disclosure contained in this MD&A.